# General California Municipal Money Market Fund

**SEMIANNUAL REPORT** May 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for General California Municipal Money Market Fund, covering the six-month period from December 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The Fed has aggressively reduced the overnight rate by 250 basis points — to 2% as of this reporting period — which has resulted in lower yields for virtually all true money market instruments. In addition, volatility in the stock and bond markets also has allowed the money markets to maintain record levels of demand, since money market funds are obligated under strict regulations to seek preservation of capital as their main function. Your financial advisor can help you assess current risks and your need for liquidity and take advantage of potential opportunities in other asset classes given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



## DISCUSSION OF FUND PERFORMANCE

*For the period of December 1, 2007, through May 31, 2008, as provided by Joseph Irace, Senior Portfolio Manager*

### Fund and Market Performance Overview

For the six-month period ended May 31, 2008, General California Municipal Money Market Fund's Class A and Class B shares produced annualized yields of 2.21% and 1.77%, respectively. Taking into account the effects of compounding, the fund's Class A and Class B shares produced annualized effective yields of 2.23% and 1.79%, respectively.[1]

Tax-exempt money market instruments were primarily influenced by lower short-term interest rates during the reporting period, as the Federal Reserve Board (the "Fed") attempted to stimulate economic growth and promote liquidity in the midst of a credit crisis.

### The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a portfolio of high-quality, municipal money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical.

In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

### Credit and Economic Woes Hurt Investor Sentiment

Economic conditions in California deteriorated over the reporting period as a result of sustained weakness in U.S. housing markets and soaring food and energy costs. Moreover, a credit crisis that originated in the sub-prime mortgage market caused newly risk-averse investors to flock to the relative safety of U.S. Treasury securities and money market funds, sparking price dislocations in longer-term fixed-income markets.

The Fed attempted to address the downturns in the economy and credit markets by injecting liquidity into the banking system and cutting the federal funds rate. By the start of the reporting period, the Fed already had implemented two interest-rate reductions, driving the overnight rate from 5.25% to 4.50%. However, more disappointing economic data and news of massive sub-prime related losses by major financial institutions led to renewed market turbulence, and the Fed responded with another rate cut in December.

Additional evidence of economic weakness accumulated over the first several months of 2008, including the first monthly job losses in more than four years. The Fed took particularly aggressive action in late January, easing the federal funds rate by 125 basis points in two moves. Additional reductions of 75 basis points in March and 25 basis points in April left the federal funds rate at just 2% by the end of the reporting period.

### Assets Flowed into Tax-Exempt Money Market Funds

Although tax-exempt money market yields declined along with short-term interest rates, a record level of assets flowed into municipal money market funds from risk-averse investors. Early in the reporting period, rising demand was met with an ample supply of short-term variable-rate demand notes and tender option bonds, driving tax-exempt money market yields higher, at times, than yields of longer-dated municipal notes. However, unrelenting investor demand later began to overwhelm supply, putting downward pressure on short-term yields.

The fiscal conditions of most California issuers remained sound during the reporting period, but the economic downturn and housing slump are widely expected to result in renewed budget shortfalls for California and its municipalities. In addition, some pools of securities from California school districts and other entities have come under pressure due to questions regarding the value of third-party bond insurance[2] supporting these entities.

## Maintaining a Conservative Investment Posture

We generally maintained a cautious investment approach, and as always, conducted our own internal credit analysis. These research efforts identified money market instruments from issuers we considered vulnerable to credit problems, while others appeared to be punished too severely in the downturn and represented attractive values. We generally have focused on variable-rate demand notes and municipal notes with maturities up to nine months, and we have attempted to stagger the maturities of the fund's holdings to help cushion market volatility and guard against unexpected changes in interest rates. We also generally have maintained the fund's weighted average maturity in a range that is roughly in line with industry averages. In our judgment, these strategies are prudent until the economic outlook becomes clearer.

June 16, 2008

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1]  *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 1.71% and an annualized effective yield of 1.73%.*

[2]  *Third-party insurance on individual securities does not extend to the market value of the portfolio securities or the value of the fund's shares.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General California Municipal Money Market Fund from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended May 31, 2008

|                                      | Class A      | Class B      |
| ------------------------------------ | ------------ | ------------ |
| Expenses paid per $1,000†            | $    2.77    | $    4.92    |
| Ending value (after expenses)        | $1,011.10    | $1,008.90    |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

|                                      | Class A      | Class B      |
| ------------------------------------ | ------------ | ------------ |
| Expenses paid per $1,000†            | $    2.78    | $    4.95    |
| Ending value (after expenses)        | $1,022.25    | $1,020.10    |

† *Expenses are equal to the fund's annualized expense ratio of .55% for Class A shares and .98% for Class B shares, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

May 31, 2008 (Unaudited)

| Short-Term Investments—100.3% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California—93.6%** | | | | |
| ABAG Finance Authority for Nonprofit Corporations, Revenue, Refunding (Eskaton Properties, Inc.) (LOC; Bank of America) | 1.60 | 6/7/08 | 16,200,000 [a] | 16,200,000 |
| Alameda County Industrial Development Authority, Revenue (2923 Adeline Associates LLC Project) (LOC; Wells Fargo Bank) | 1.75 | 6/7/08 | 1,015,000 [a] | 1,015,000 |
| Alameda County Industrial Development Authority, Revenue (Heat and Control Inc. Project) (LOC; Comerica Bank) | 1.73 | 6/7/08 | 4,700,000 [a] | 4,700,000 |
| Alameda County Industrial Development Authority, Revenue (Malmberg Engineering, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 2,260,000 [a] | 2,260,000 |
| Alameda County Industrial Development Authority, Revenue (Oakland Pallet Company, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 2,340,000 [a] | 2,340,000 |
| Alameda County Industrial Development Authority, Revenue (Pacific Paper Tube, Inc. Project) (LOC; Wells Fargo Bank) | 1.75 | 6/7/08 | 2,175,000 [a] | 2,175,000 |
| Alameda County Industrial Development Authority, Revenue (Plastikon Industries Inc. Project) (LOC; California State Teachers Retirement System) | 1.89 | 6/7/08 | 2,960,000 [a] | 2,960,000 |
| Alameda County Industrial Development Authority, Revenue (Spectrum Label Corporation Project) (LOC; Bank of the West) | 1.99 | 6/7/08 | 3,120,000 [a] | 3,120,000 |
| Alameda County Industrial Development Authority, Revenue (Tool Family Partnership Project) (LOC; Wells Fargo Bank) | 1.75 | 6/7/08 | 2,235,000 [a] | 2,235,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Alameda County Industrial Development Authority, Revenue (Unique Elevator Interiors, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 1,340,000 [a] | 1,340,000 |
| Alameda County Industrial Development Authority, Revenue (United Manufacturing Assembly, Inc. Project) (LOC; Wells Fargo Bank) | 1.68 | 6/7/08 | 2,000,000 [a] | 2,000,000 |
| Alameda County Industrial Development Authority, Revenue (Wood Tech, Inc. Project) (LOC; Wells Fargo Bank) | 1.75 | 6/7/08 | 2,225,000 [a] | 2,225,000 |
| Anaheim Public Financing Authority, Revenue (City of Anaheim Electric System Distribution Facilities) (Insured; MBIA, Inc. and Liquidity Facility; Citibank NA) | 1.63 | 6/7/08 | 14,400,000 [a,b] | 14,400,000 |
| California, Economic Recovery Bonds | 3.00 | 7/1/08 | 53,300,000 | 53,342,640 |
| California, Economic Recovery Bonds | 5.00 | 7/1/08 | 12,860,000 | 12,883,352 |
| California, Economic Recovery Bonds | 5.00 | 1/1/09 | 5,200,000 | 5,288,399 |
| California, Economic Recovery Bonds | 5.00 | 7/1/09 | 4,100,000 | 4,245,061 |
| California, GO Notes (Kindergarten-University) (LOC: California State Teachers Retirement System and Citibank NA) | 1.45 | 6/1/08 | 5,975,000 [a] | 5,975,000 |
| California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.) | 1.25 | 6/1/08 | 1,215,000 [a] | 1,215,000 |

| Short-Term<br>Investments (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California,<br>GO Notes (LOC: Bank of<br>America, Bank of Nova Scotia<br>and Landesbank<br>Hessen-Thuringen Girozentrale) | 1.30 | 6/7/08 | 19,000,000 a | 19,000,000 |
| California,<br>GO Notes (Various Purpose)<br>(Liquidity Facility; Goldman<br>Sachs Group Inc. and LOC;<br>Goldman Sachs Group Inc.) | 1.68 | 6/7/08 | 16,150,000 a,b | 16,150,000 |
| California,<br>RAN | 4.00 | 6/30/08 | 34,100,000 | 34,122,790 |
| California Department of Water<br>Resources, Power Supply<br>Revenue (LOC; Bank of America) | 1.25 | 6/1/08 | 29,000,000 a | 29,000,000 |
| California Department of Water<br>Resources, Power Supply<br>Revenue (LOC: California<br>Public Employees Retirement<br>System and JPMorgan Chase Bank) | 1.25 | 6/1/08 | 47,900,000 a | 47,900,000 |
| California Department of Water<br>Resources, Power Supply<br>Revenue (LOC; Landesbank<br>Hessen-Thuringen Girozentrale) | 1.25 | 6/1/08 | 12,100,000 a | 12,100,000 |
| California Department of Water<br>Resources, Power Supply Revenue<br>(LOC; Lloyds TSB Bank PLC) | 1.25 | 6/1/08 | 2,000,000 a | 2,000,000 |
| California Department of Water<br>Resources, Power Supply<br>Revenue (LOC; State Street<br>Bank and Trust Co.) | 1.25 | 6/1/08 | 5,700,000 a | 5,700,000 |
| California Economic Development<br>Financing Authority, IDR<br>(Scientific Specialties<br>Project) (LOC; Bank of America) | 1.68 | 6/7/08 | 1,105,000 a | 1,105,000 |
| California Economic Development<br>Financing Authority, IDR<br>(Vortech Engineering, Inc.<br>Project) (LOC; U.S. Bank NA) | 1.73 | 6/7/08 | 2,040,000 a | 2,040,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Enterprise Development Authority, IDR (Le Chef Bakery Project) (U.S. Bank NA) | 1.72 | 6/7/08 | 7,300,000 [a] | 7,300,000 |
| California Enterprise Development Authority, IDR (Tri Tool Inc. Project) (LOC; Comerica Bank) | 1.72 | 6/7/08 | 10,000,000 [a] | 10,000,000 |
| California Health Facilities Financing Authority, Insured Revenue (Southern California Presbyterian Homes) (Insured; MBIA, Inc. and Liquidity Facility; Bank of America) | 2.25 | 6/7/08 | 26,000,000 [a] | 26,000,000 |
| California Infrastructure and Economic Development Bank, IDR (Chaparral Property Project) (LOC; Comerica Bank) | 1.72 | 6/7/08 | 1,500,000 [a] | 1,500,000 |
| California Infrastructure and Economic Development Bank, IDR (G&G Specialty Foods, Inc. Project) (LOC; Comerica Bank) | 1.72 | 6/7/08 | 1,697,050 [a] | 1,697,050 |
| California Infrastructure and Economic Development Bank, IDR (International Raisins Inc. Project) (LOC; M&T Bank) | 1.74 | 6/7/08 | 3,750,000 [a] | 3,750,000 |
| California Infrastructure and Economic Development Bank, IDR (Murrietta Circuits Project) (LOC; Comerica Bank) | 1.73 | 6/7/08 | 3,855,000 [a] | 3,855,000 |
| California Infrastructure and Economic Development Bank, Revenue (7/11 Materials Inc. Project) (LOC; California State Teachers Retirement System) | 1.75 | 6/7/08 | 2,880,000 [a] | 2,880,000 |
| California Infrastructure and Economic Development Bank, Revenue (The RAND Corporation) (LOC; Bank of America) | 1.50 | 6/7/08 | 5,100,000 [a] | 5,100,000 |
| California Pollution Control Financing Authority, PCR (Evergreen Oil Inc. Project) (LOC; Bank of The West) | 1.75 | 6/7/08 | 7,245,000 [a] | 7,245,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One N.A.) | 1.25 | 6/1/08 | 19,400,000 [a] | 19,400,000 |
| California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank) | 1.25 | 6/1/08 | 33,000,000 [a] | 33,000,000 |
| California Pollution Control Financing Authority, SWDR (Ag Resources, III LLC Project) (LOC; Key Bank) | 1.72 | 6/7/08 | 2,780,000 [a] | 2,780,000 |
| California Pollution Control Financing Authority, SWDR (Bay Counties Waste Services, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 5,310,000 [a] | 5,310,000 |
| California Pollution Control Financing Authority, SWDR (BLT Enterprises of Fremont LLC Project) (LOC; Union Bank of California) | 1.77 | 6/7/08 | 7,285,000 [a] | 7,285,000 |
| California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc. Project) (LOC; U.S. Bank NA) | 1.70 | 6/7/08 | 450,000 [a] | 450,000 |
| California Pollution Control Financing Authority, SWDR (Chicago Grade Landfill, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 925,000 [a] | 925,000 |
| California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West) | 1.75 | 6/7/08 | 3,395,000 [a] | 3,395,000 |
| California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West) | 1.75 | 6/7/08 | 7,840,000 [a] | 7,840,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West) | 1.75 | 6/7/08 | 18,310,000 a | 18,310,000 |
| California Pollution Control Financing Authority, SWDR (Desert Properties LLC Project) (LOC; Union Bank of California) | 1.75 | 6/7/08 | 4,485,000 a | 4,485,000 |
| California Pollution Control Financing Authority, SWDR (Evergreen Distributors, Inc. Project) (LOC; California State Teachers Retirement System) | 1.68 | 6/7/08 | 1,430,000 a | 1,430,000 |
| California Pollution Control Financing Authority, SWDR (Garden City Sanitation, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 8,220,000 a | 8,220,000 |
| California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 6,920,000 a | 6,920,000 |
| California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 1,115,000 a | 1,115,000 |
| California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 12,900,000 a | 12,900,000 |
| California Pollution Control Financing Authority, SWDR (MarBorg Industries Project) (LOC; Wachovia Bank) | 1.72 | 6/7/08 | 1,230,000 a | 1,230,000 |
| California Pollution Control Financing Authority, SWDR (MarBorg Industries Project) (LOC; Wachovia Bank) | 1.72 | 6/7/08 | 1,500,000 a | 1,500,000 |
| California Pollution Control Financing Authority, SWDR (Marin Sanitary Service Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 7,425,000 a | 7,425,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Pollution Control Financing Authority, SWDR (Mid-Valley Disposal Project) (LOC; Union Bank of California) | 1.77 | 6/7/08 | 3,560,000 [a] | 3,560,000 |
| California Pollution Control Financing Authority, SWDR (Mission Trail Waste Systems, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 4,355,000 [a] | 4,355,000 |
| California Pollution Control Financing Authority, SWDR (Mottra Corporation Project) (LOC; Wells Fargo Bank) | 1.77 | 6/7/08 | 1,435,000 [a] | 1,435,000 |
| California Pollution Control Financing Authority, SWDR (Napa Recycling and Waste Services, LLC Project) (LOC; Union Bank of California) | 1.77 | 6/7/08 | 8,415,000 [a] | 8,415,000 |
| California Pollution Control Financing Authority, SWDR (Pena's Disposal, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 1,265,000 [a] | 1,265,000 |
| California Pollution Control Financing Authority, SWDR (Rainbow Disposal Company Inc. Project) (LOC; Union Bank of California) | 1.77 | 6/7/08 | 13,905,000 [a] | 13,905,000 |
| California Pollution Control Financing Authority, SWDR (Ratto Group Company Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 15,000,000 [a] | 15,000,000 |
| California Pollution Control Financing Authority, SWDR (Solid Wastes of Willits, Inc. Project) (LOC; Union Bank of California) | 1.77 | 6/7/08 | 2,345,000 [a] | 2,345,000 |
| California Pollution Control Financing Authority, SWDR (Solid Wastes of Willits, Inc. Project) (LOC; Union Bank of California) | 1.77 | 6/7/08 | 3,870,000 [a] | 3,870,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Pollution Control Financing Authority, SWDR (South Lake Refuse Company, LLC Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 3,465,000 a | 3,465,000 |
| California Pollution Control Financing Authority, SWDR (Specialty Solid Waste Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 185,000 a | 185,000 |
| California Pollution Control Financing Authority, SWDR (Sunset Waste Paper, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 5,491,000 a | 5,491,000 |
| California Pollution Control Financing Authority, SWDR (Sunset Waste Paper, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 5,400,000 a | 5,400,000 |
| California Pollution Control Financing Authority, SWDR (Valley Vista Services, Inc. Project) (LOC; Comerica Bank) | 1.77 | 6/7/08 | 2,920,000 a | 2,920,000 |
| California Pollution Control Financing Authority, SWDR (West Valley MRF, LLC Project) (LOC; Union Bank of California) | 1.77 | 6/7/08 | 5,200,000 a | 5,200,000 |
| California Pollution Control Financing Authority, SWDR (Yulupa Investments, LLC Project) (LOC; Union Bank of California) | 1.77 | 6/7/08 | 5,000,000 a | 5,000,000 |
| California School Boards Association Finance Corporation, COP, TRAN (California School Cash Reserve Program) (Insured; AMBAC) | 4.25 | 7/1/08 | 11,315,000 | 11,321,301 |
| California State University Trustees, Systemwide Revenue (Insured; MBIA, Inc. and Liquidity Facility; Morgan Stanley Bank) | 1.72 | 6/7/08 | 6,825,000 a,b | 6,825,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Statewide Communities Development Authority, California Communities TRAN Program Note Participations (Certain Local Agencies) (Insured; FSA) | 4.50 | 6/30/08 | 10,000,000 | 10,006,573 |
| California Statewide Communities Development Authority, IDR (American Modular System Project) (LOC; Bank of the West) | 1.75 | 6/7/08 | 3,800,000 a | 3,800,000 |
| California Statewide Communities Development Authority, MFHR (Lake Merritt Apartments) (LOC; U.S. Bank NA) | 1.75 | 6/7/08 | 3,700,000 a | 3,700,000 |
| California Statewide Communities Development Authority, MFHR (Pittsburg Plaza Apartments) (LOC; FHLB) | 2.38 | 6/7/08 | 4,600,000 a | 4,600,000 |
| California Statewide Communities Development Authority, MFHR (Seminole Gardens Apartments) (LOC; FHLB) | 1.75 | 6/7/08 | 3,385,000 a | 3,385,000 |
| California Statewide Communities Development Authority, Revenue (Redlands Community Hospital) (LOC; JPMorgan Chase Bank) | 1.50 | 6/7/08 | 10,000,000 a | 10,000,000 |
| California Statewide Communities Development Authority, Revenue, Refunding (University Retirement Community at Davis Project) (LOC; Bank of America) | 1.25 | 6/1/08 | 1,000,000 a | 1,000,000 |
| Commerce Joint Powers Financing Authority, IDR (Precision Wire Products, Inc. Project) (LOC; Bank of America) | 1.68 | 6/7/08 | 1,215,000 a | 1,215,000 |
| Contra Costa County, COP (Concord Healthcare Center Inc.) (LOC; Bank of America) | 1.78 | 6/7/08 | 1,445,000 a | 1,445,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Contra Costa County, MFHR (Pleasant Hill BART Transit Village Apartments Project) (Insured; XLCA) | 3.65 | 8/1/08 | 10,000,000 | 10,000,000 |
| Corona-Norco Unified School District, GO Notes (Insured; FSA) | 4.00 | 8/1/08 | 1,295,000 | 1,299,740 |
| FHLMC Multifamily Certificates (Liquidity Facility; FHLMC and LOC; FHLMC) | 1.75 | 6/7/08 | 27,995,792 [a,b] | 27,995,792 |
| FHLMC Multifamily Certificates (Liquidity Facility; FHLMC and LOC; FHLMC) | 1.75 | 6/7/08 | 10,886,995 [a,b] | 10,886,995 |
| Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank) | 1.72 | 6/7/08 | 2,500,000 [a,b] | 2,500,000 |
| Hemet Unified School District, COP (School Facilities Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.) | 4.25 | 6/7/08 | 17,845,000 [a] | 17,845,000 |
| Irvine Assessment District Number 94-13, Limited Obligation Improvement Bonds (LOC; State Street Bank and Trust Co.) | 1.25 | 6/1/08 | 1,700,000 [a] | 1,700,000 |
| Irvine Assessment District Number 94-15, Limited Obligation Improvement Bonds (LOC; State Street Bank and Trust Co.) | 1.25 | 6/1/08 | 2,899,000 [a] | 2,899,000 |
| Irvine Assessment District Number 97-16, Limited Obligation Improvement Bonds (LOC; State Street Bank and Trust Co.) | 1.25 | 6/1/08 | 1,500,000 [a] | 1,500,000 |
| Irvine Assessment District Number 97-17, Limited Obligation Improvement Bonds (LOC; State Street Bank and Trust Co.) | 1.25 | 6/1/08 | 6,650,000 [a] | 6,650,000 |
| Long Beach, Harbor Revenue, Refunding | 5.00 | 5/15/09 | 1,180,000 | 1,206,459 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Los Angeles, GO Notes, TRAN | 4.50 | 6/30/08 | 2,000,000 | 2,003,833 |
| Los Angeles Community Redevelopment Agency, MFHR (Views at 270) (LOC; Citibank NA) | 1.77 | 6/7/08 | 1,685,000 [a] | 1,685,000 |
| Los Angeles County School and Community College Districts, Pooled TRAN Participation Certificates (Los Angeles County Schools Pooled Financing Program) | 4.50 | 6/30/08 | 7,500,000 | 7,505,043 |
| Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel, Inc. Project) (LOC; Comerica Bank) | 1.80 | 6/7/08 | 1,855,000 [a] | 1,855,000 |
| Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Green Farms, Inc. Project) (LOC; Comerica Bank) | 1.80 | 6/7/08 | 3,000,000 [a] | 3,000,000 |
| Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Megatoys Project) (LOC; California State Teachers Retirement System) | 1.80 | 6/7/08 | 3,000,000 [a] | 3,000,000 |
| Los Angeles Industrial Development Authority, IDR (Delta Tau Data Systems Inc. Project) (LOC; California State Teachers Retirement System) | 1.80 | 6/7/08 | 4,480,000 [a] | 4,480,000 |
| Los Angeles Industrial Development Authority, IDR (Wing Hing Noodle Company Project) (LOC; Comerica Bank) | 1.80 | 6/7/08 | 1,815,000 [a] | 1,815,000 |
| Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America) | 1.65 | 6/7/08 | 18,095,000 [a,b] | 18,095,000 |
| Macon Trust Various Certificates (Tustin Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America) | 1.65 | 6/7/08 | 13,095,000 [a,b] | 13,095,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Manteca Redevelopment Agency, Subordinate Tax Allocation Revenue, Refunding (Amended Merged Project Area) (LOC; State Street Bank and Trust Co.) | 1.25 | 6/1/08 | 5,550,000 [a] | 5,550,000 |
| Menlo Park Community Development Agency, Tax Allocation Revenue, Refunding (Las Pulgas Community Development Project) (LOC; State Street Bank and Trust Co.) | 1.25 | 6/1/08 | 3,500,000 [a] | 3,500,000 |
| Metropolitan Water District of Southern California, Water Revenue (Liquidity Facility; Lloyds TSB Bank PLC) | 1.40 | 6/1/08 | 2,000,000 [a] | 2,000,000 |
| Metropolitan Water District of Southern California, Waterworks GO Notes, Refunding | 8.00 | 3/1/09 | 1,700,000 | 1,774,945 |
| Orange County Sanitation District, COP (Liquidity Facility; Dexia Credit Locale) | 1.25 | 6/1/08 | 21,160,000 [a] | 21,160,000 |
| Orange County Sanitation District, COP, Refunding (Liquidity Facility; Dexia Credit Locale) | 1.25 | 6/1/08 | 15,890,000 [a] | 15,890,000 |
| Pittsburg Redevelopment Agency, Subordinate Tax Allocation Revenue (Los Medanos Community Development Project) (Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.) | 1.25 | 6/1/08 | 30,000,000 [a] | 30,000,000 |
| Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 2.49 | 6/7/08 | 2,200,000 [a,b] | 2,200,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Puttable Floating Option Tax Exempt Receipts (Japanese Museum) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services) | 2.43 | 6/7/08 | 4,175,000 [a,b] | 4,175,000 |
| Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC) | 1.80 | 6/7/08 | 12,000,000 [a,b] | 12,000,000 |
| Riverside, Water Revenue, Refunding (Liquidity Facility; Bank of America) | 1.35 | 6/7/08 | 13,500,000 [a] | 13,500,000 |
| Riverside County Industrial Development Authority, IDR (California Mold Inc. Project) (LOC; Bank of the West) | 1.77 | 6/7/08 | 2,370,000 [a] | 2,370,000 |
| Riverside County Industrial Development Authority, IDR (Computrus, Inc. Project) (LOC; Wells Fargo Bank) | 1.70 | 6/7/08 | 1,550,000 [a] | 1,550,000 |
| Riverside County Industrial Development Authority, IDR (Trademark Plastics Inc. Project) (LOC; California State Teachers Retirement System) | 1.70 | 6/7/08 | 4,275,000 [a] | 4,275,000 |
| Roseville, Electric System Revenue, COP, Refunding (LOC; Dexia Credit Locale) | 1.40 | 6/7/08 | 19,500,000 [a] | 19,500,000 |
| Sacramento County Housing Authority, MFHR (Breckenridge Village Apartments) (Liquidity Facility; Citigroup Global Market Holding and LOC; Citigroup Global Market Holding) | 1.77 | 6/7/08 | 7,690,000 [a,b] | 7,690,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Sacramento Metropolitan Fire District, GO Notes, TRAN | 4.25 | 6/30/08 | 15,000,000 | 15,006,303 |
| Sacramento Suburban Water District, COP, Refunding (LOC; Allied Irish Banks) | 1.29 | 6/7/08 | 3,100,000 a | 3,100,000 |
| Sacramento Suburban Water District, COP, Refunding (LOC; Dexia Credit Locale) | 1.28 | 6/7/08 | 3,600,000 a | 3,600,000 |
| San Diego County and School District, TRAN (Note Program Note Participations) | 4.50 | 6/30/08 | 20,000,000 | 20,013,453 |
| San Francisco City and County Redevelopment Financing Authority, Tax Allocation Revenue, Refunding (San Francisco Redevelopment Projects) (Insured; MBIA, Inc.) | 5.00 | 8/1/08 | 4,000,000 | 4,010,409 |
| Santa Clara Unified School District, TRAN | 2.00 | 6/29/09 | 8,700,000 c | 8,729,754 |
| Stockton, Health Facility Revenue (Dameron Hospital Association) (LOC; Citibank NA) | 1.25 | 6/1/08 | 9,075,000 a | 9,075,000 |
| Tustin Community Redevelopment Agency, Revenue (Liquidity Facility; Citigroup and LOC; Citigroup) | 1.64 | 6/7/08 | 2,000,000 a,b | 2,000,000 |
| University of California Regents, Limited Project Revenue (Liquidity Facility; Wells Fargo Bank and LOC; Wells Fargo Bank) | 1.72 | 6/7/08 | 18,195,000 a,b | 18,195,000 |
| **U.S. Related—6.7%** | | | | |
| Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (Insured; FGIC) | 5.00 | 7/1/08 | 5,000,000 | 5,005,098 |
| Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (LOC; UBS AG) | 1.45 | 6/7/08 | 9,600,000 a | 9,600,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Related (continued)** | | | | |
| Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank) | 4.25 | 7/30/08 | 28,800,000 | 28,838,669 |
| Puerto Rico Government Development Bank, Senior Notes (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 2.45 | 6/7/08 | 19,990,000 [a,b] | 19,990,000 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue, Refunding (Insured; AMBAC) | 5.50 | 7/1/08 | 5,500,000 | 5,509,421 |
| Puttable Floating Option Tax Exempt Receipts (Puerto Rico Highways and Transportation Authority, Highway Revenue) (Liquidity Facility; Dexia Credit Locale and LOC; Dexia Credit Locale) | 1.72 | 6/7/08 | 4,940,000 [a,b] | 4,940,000 |
| **Total Investments** (cost $1,107,158,080) | | | **100.3%** | **1,107,158,080** |
| **Liabilities, Less Cash and Receivables** | | | **(.3%)** | **(3,360,068)** |
| **Net Assets** | | | **100.0%** | **1,103,798,012** |

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $181,137,787 or 16.4% of net assets.*

[c] *Purchased on a delayed delivery basis.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ABAG** | Association of Bay Area Governments | **ACA** | American Capital Access |
| **AGC** | ACE Guaranty Corporation | **AGIC** | Asset Guaranty Insurance Company |
| **AMBAC** | American Municipal Bond Assurance Corporation | **ARRN** | Adjustable Rate Receipt Notes |
| **BAN** | Bond Anticipation Notes | **BIGI** | Bond Investors Guaranty Insurance |
| **BPA** | Bond Purchase Agreement | **CGIC** | Capital Guaranty Insurance Company |
| **CIC** | Continental Insurance Company | **CIFG** | CDC Ixis Financial Guaranty |
| **CMAC** | Capital Market Assurance  Corporation | **COP** | Certificate of Participation |
| **CP** | Commercial Paper | **EDR** | Economic Development Revenue |
| **EIR** | Environmental Improvement  Revenue | **FGIC** | Financial Guaranty Insurance Company |
| **FHA** | Federal Housing Administration | **FHLB** | Federal Home Loan Bank |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **FNMA** | Federal National Mortgage Association |
| **FSA** | Financial Security Assurance | **GAN** | Grant Anticipation Notes |
| **GIC** | Guaranteed Investment Contract | **GNMA** | Government National Mortgage Association |
| **GO** | General Obligation | **HR** | Hospital Revenue |
| **IDB** | Industrial Development Board | **IDC** | Industrial Development Corporation |
| **IDR** | Industrial Development Revenue | **LOC** | Letter of Credit |
| **LOR** | Limited Obligation Revenue | **LR** | Lease Revenue |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| F1+,F1 | | VMIG1,MIG1,P1 | | SP1+,SP1,A1+,A1 | 85.2 |
| AAA,AA,A[d] | | Aaa,Aa,A[d] | | AAA,AA,A[d] | 13.2 |
| Not Rated[e] | | Not Rated[e] | | Not Rated[e] | 1.6 |
| | | | | | **100.0** |

[†]   *Based on total investments.*
[d]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[e]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 1,107,158,080 | 1,107,158,080 |
| Interest receivable | | 7,537,869 |
| Prepaid expenses | | 106,504 |
| | | **1,114,802,453** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 2(c) | | 463,925 |
| Cash overdraft due to Custodian | | 1,721,215 |
| Payable for investment securities purchased | | 8,729,754 |
| Payable for shares of Beneficial Interest redeemed | | 60,141 |
| Accrued expenses | | 29,406 |
| | | **11,004,441** |
| **Net Assets ($)** | | **1,103,798,012** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 1,103,756,252 |
| Accumulated net realized gain (loss) on investments | | 41,760 |
| **Net Assets ($)** | | **1,103,798,012** |

## Net Asset Value Per Share

| | Class A | Class B |
|---|---|---|
| Net Assets ($) | 1,006,653,884 | 97,144,128 |
| Shares Outstanding | 1,006,435,964 | 97,096,723 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended May 31, 2008 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **11,948,397** |
| **Expenses:** | |
| Management fee–Note 2(a) | 2,193,262 |
| Shareholder servicing costs–Note 2(c) | 273,270 |
| Distribution and prospectus fees–Note 2(b) | 94,960 |
| Registration fees | 45,867 |
| Custodian fees–Note 2(c) | 30,906 |
| Professional fees | 30,753 |
| Trustees' fees and expenses–Note 2(d) | 21,252 |
| Prospectus and shareholders' reports | 14,010 |
| Miscellaneous | 16,819 |
| **Total Expenses** | **2,721,099** |
| Less–reduction in shareholder servicing costs due to undertaking–Note 2(c) | (18,543) |
| Less–reduction in fees due to earnings credits–Note 1(b) | (77,982) |
| **Net Expenses** | **2,624,574** |
| **Investment Income–Net** | **9,323,823** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **41,760** |
| **Net Increase in Net Assets Resulting from Operations** | **9,365,583** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended May 31, 2008 (Unaudited) | Year Ended November 30, 2007 |
|---|---|---|
| **Operations ($):** | | |
| Investment income—net | 9,323,823 | 17,206,176 |
| Net realized gain (loss) on investments | 41,760 | 378,878 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **9,365,583** | **17,585,054** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A Shares | (8,489,421) | (14,817,764) |
| Class B Shares | (834,402) | (2,388,412) |
| **Total Dividends** | **(9,323,823)** | **(17,206,176)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold: | | |
| Class A Shares | 2,736,081,676 | 2,253,367,846 |
| Class B Shares | 90,295,157 | 246,240,797 |
| Net assets received in connection with reorganization—Note 1 | – | 151,679,262 |
| Dividends reinvested: | | |
| Class A Shares | 7,378,266 | 12,582,015 |
| Class B Shares | 826,353 | 2,387,967 |
| Cost of shares redeemed: | | |
| Class A Shares | (2,264,944,348) | (2,316,081,452) |
| Class B Shares | (86,743,531) | (234,092,369) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **482,893,573** | **116,084,066** |
| **Total Increase (Decrease) in Net Assets** | **482,935,333** | **116,462,944** |
| **Net Assets ($):** | | |
| Beginning of Period | 620,862,679 | 504,399,735 |
| **End of Period** | **1,103,798,012** | **620,862,679** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended May 31, 2008 (Unaudited) | Year Ended November 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .011 | .031 | .028 | .017 | .006 | .006 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.011) | (.031) | (.028) | (.017) | (.006) | (.006) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.21[a] | 3.12 | 2.87 | 1.74 | .58 | .55 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .57[a] | .58 | .58 | .59 | .65 | .62 |
| Ratio of net expenses to average net assets | .55[a] | .58[b] | .58[b] | .59[b] | .64 | .62[b] |
| Ratio of net investment income to average net assets | 2.17[a] | 3.07 | 2.84 | 1.75 | .59 | .56 |
| Net Assets, end of period ($ x 1,000) | 1,006,654 | 528,101 | 426,232 | 327,729 | 288,502 | 253,633 |

[a]  Annualized.
[b]  Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

| Class B Shares | Six Months Ended May 31, 2008 (Unaudited) | Year Ended November 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income–net | .009 | .027 | .024 | .013 | .002 | .004 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.009) | (.027) | (.024) | (.013) | (.002) | (.004) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.78a | 2.69 | 2.46 | 1.33 | .24 | .36 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.04a | 1.05 | 1.05 | 1.06 | 1.10 | 1.07 |
| Ratio of net expenses to average net assets | .98a | 1.00 | 1.00 | 1.00 | .98 | .83 |
| Ratio of net investment income to average net assets | 1.77a | 2.66 | 2.45 | 1.44 | .24 | .30 |
| Net Assets, end of period ($ x 1,000) | 97,144 | 92,762 | 78,168 | 64,598 | 16,920 | 17,670 |

*a   Annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

General California Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

As of the close of business on March 16, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to liabilities, of Dreyfus California Tax Exempt Money Market Fund (the "Acquired Fund") were transferred to the fund in exchange for shares of Beneficial Interest of the fund shares of equal value. Shareholders of the Acquired Fund received Class A shares of the fund, in a amount equal to the aggregate net asset value of their investment in the Acquired Fund at the time of the exchange. The fund's net asset value on the close of business on March 16, 2007 was $1.00 per share for Class A shares, representing net assets of $151,679,262, and issued to shareholders of the Acquiring Fund in the exchange. The exchange was a tax-free event to Acquired Fund shareholders.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A shares and Class B shares. Class A shares and Class B shares are identical except for the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2008, sub-accounting service fees amounted to $23,516 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's investments carried at fair value:

| Valuation Inputs | Investments in Securities ($) |
|---|---|
| Level 1−Quoted Prices | 0 |
| Level 2−Other Significant Observable Inputs | 1,107,158,080 |
| Level 3−Significant Unobservable Inputs | 0 |
| **Total** | **1,107,158,080** |

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and

Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended November 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2007 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2008, there was no expense reimbursement pursuant to the Agreement.

**(b)** Under the Distribution Plan with respect to Class B shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class B shares. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2008, Class B shares were charged $94,960 pursuant to the Distribution Plan.

**(c)** Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, Class A shares were charged $82,812 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class

B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2007 through May 31, 2008 to reduce the expenses of the Class B shares, if the aggregate expenses of Class B shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of Class B shares. Such expense limitations are voluntary, temporary and may be revised or terminated at any time. During the period ended May 31, 2008, Class B shares were charged $117,584 pursuant to the Class B Shareholder Services Plan, of which $18,543 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $33,014 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $2,437 pursuant to the cash management agreement.

The fund compensates The Bank of New York, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2008, the fund was charged $30,906 pursuant to the custody agreement.

During the period ended May 31, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $413,973, Rule 12b-1 distribution plan fees $16,341, shareholder services plan fees $24,512, transfer agency per account fees $10,363 and chief compliance officer fees $2,350, which are offset against an expense reimbursement currently in effect in the amount of $3,614.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

# For More Information

**General California
Municipal Money Market Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**        Class A: GCAXX        Class B: GENXX

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**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day.  The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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